March 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-193309)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on March 26, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 902 copies of the Company’s Preliminary Prospectus dated March 12, 2014 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, BMO Capital Markets Corp. Wedbush Securities Inc. As Representatives of the several Underwriters By: BMO Capital Markets Corp.

By:	/s/ Lori A. Begley
Name: Title:	Lori A. Begley Managing Director

By: Wedbush Securities Inc.

By:	/s/ Benjamin J. Davey
Name: Title:	Benjamin J. Davey Managing Director

[Signature Page to Underwriter Acceleration Request]